Delisting Determination,The Nasdaq Stock Market, LLC, February
7, 2007, Escala Group, Inc. The Nasdaq Stock Market, LLC
(the Exchange) has determined to remove from listing the common stock of Escala Group, Inc. (the Company), effective at the opening of business on February 20, 2007.
Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace Rule: 4310(c)(14). The
Company was notified of Staffs determination on September 29, 2006. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company,the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rule: 4310(c)(14). The Company was notified of the Panels decision on January 8, 2007 and trading in the Companys securities was suspended on January 10, 2007.
The Company requested a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. On February 2, 2007 the Company withdrew its appeal to the Listing Council.
The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on February 7, 2007.